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03 AUG 25 7:21

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax	+1 202 942 9624
From	Julie Ryan
Return fax	+44 (0)20 7282 8040
Reference	**Erste Bank, Commission file no. 82-5066** "Rule 12g3-2 promulgated under the Securitites Exchange Act 1934, paragraph (b)(1)(i)"
Date	20/8/03
No. of pages including this one	12


03029523

Citigate Dewe Rogerson

SUPPL

Please find attached an Erste Bank investor release.

Kind regards,

Julie Ryan
Citigate Dewe Rogerson



INVESTOR INFORMATION

For Immediate Release **Vienna, 20 August 2003**

Erste Bank half-year result rises by almost 50 percent

"This set of results clearly demonstrates the success of our strategy of the last few years," commented Andreas Treichl, CEO of Erste Bank der oesterreichischen Sparkassen AG on announcing the Bank's first-half 2003 results. "It further highlights the fact that Erste Bank is one of the best positioned retail banks in Central Europe and well prepared for the upcoming EU enlargement through its focus on the consolidating region and the retail banking business. In addition we are very pleased that the transformation processes at Česká spořitelna and our Slovak and Hungarian banks have been completed, and that they are making a substantial contribution to our good results. We will continue to consolidate our position in this area whilst maintaining our tight control on costs in Austria and continuing our focus on domestic earnings. Our cost/income ratio has improved considerably and it can also be attributed to the fact that in Austria, personnel as well as other administrative expenses have been reduced. With these excellent half year figures as a backdrop, the management board confirms the targets for the current year and for 2005."

Highlights

- **Consolidated total assets up by 6.5%**, from EUR 121.2bn at end December 2002 to **EUR 129.2bn.**
- **Net interest income up by 5.8%,** from EUR 1,219.2m for the first half of 2002 to **EUR 1,290.1m**.
- Overall **operating income up by 6.6%,** from EUR 1,783.0m in the previous year to **EUR 1,899.8m.**
- Downward trend in domestic **administrative expenses** and only a modest, 1.6% rise from EUR 1,203.2m in the previous year to EUR 1,222.9m, for the group as a whole.
- **Operating results up by 16.7%,** from EUR 579.8m **to EUR 676.9m**.
- **Pre-tax profit up by 20.0%**, from EUR 342.0m **to EUR 410.3m.**
- **Group net profit after tax and minority interests up by 48.9%,** from EUR 110.9m to **EUR 165.1m**.
- **Return on equity up to 13.1%** even after the capital increase in the second half of 2002 (12.7% for full year 2002).
- **Cost/income ratio improved** significantly from 67.9% in the full year 2002 **to 64.4%** in the first half of 2003.
- The **tier 1 ratio**, as defined under the Austrian Banking Act, was **6.6%** at 30 June 2003 (compared to 6.3% at year-end 2002).

Earnings Growth[1]

The second quarter of 2003 saw a continuation of the positive results achieved by the Erste Bank Group in the first quarter of the year. Overall, this led to a strong, 48.9% rise in Group net profit for the first half of 2003 compared to the equivalent period last year.

As in the previous periods, the continued improvements at our Central European subsidiaries have enhanced the quality of our results.

In EUR m	H1 2003	H1 2002	Change %
Net interest income	1,290.1	1,219.2	5.8
Risk provisions for loans and advances	-205.9	-183.5	12.2
Net commission income	481.9	469.5	2.6
Net trading result	114.6	89.6	27.9
General administrative expenses	-1,222.9	-1,203.2	1.6
Income from insurance business	13.2	4.7	>100,0
Other operating result	-60.7	-54.3	-11.8
Pre-tax profit	**410.3**	**342.0**	**20.0**
Profit for the period	**291.2**	**263.7**	**10.4**
Net profit after minority interests	**165.1**	**110.9**	**48.9**

Net interest income, by far the most significant income item, increased by 5.8% in the first half of the year, from EUR 1,219.2m to EUR 1,290.1m. Beside the positive results achieved in Austria – the leasing subsidiary Immorent increased net interest income by 30.7% – the above-average rises in Slovenská sporiteľňa (SLSP) (+56.3%) and Erste Bank Hungary (EBH) (+50.3%) accounted for much of this income, mainly due to an expansion of business volume. Furthermore, in the Slovak Republic a positive contribution was made by the at equity valuation of the local building society subsidiary (PSS).
The interest margin – in respect of average interest-bearing assets (total assets less cash reserve, trading assets, tangible assets, intangible fixed assets and other assets) – was 2.33% in the first half of the year (compared to 2.30% for the full year 2002). The interest margin in Austria remained stable at just below 2 %. In Central Europe, interest margins either improved (SLSP and EBH) or remained nearly stable (CS).

Net commission income improved by 2.6% in the first half of 2003, from EUR 469.5m to EUR 481.9m despite the difficult market situation. The reduction in net commission income in the securities business was more than offset by a very positive development in lending business and payment services (particularly for the CE subsidiaries), currency and foreign exchange trading as well as in building society business.

The 27.9% rise in the **net trading result,** from EUR 89.6 in the previous year to EUR 114.6m, was pleasing. Here Austria achieved the strongest rise, particularly in the area of the derivatives and securities business.

Earnings growth in the insurance business (this comprises all net income from the insurance companies included in the Group's consolidated financial statements) improved

[1] Any comparisons to last year should take into account that Riječka banka has only been included in the consolidated financial statements from 29 April 2002 and that the increase in Erste Bank's stake in Česká spořitelna (CS) to almost 97% was made in the summer of 2002. This resulted in a higher goodwill amortization compared to the equivalent period last year. On the other hand, minority interests as a percentage of earnings have been reduced accordingly.

considerably in the second quarter of 2003. This is due, among other things, to the now somewhat more favourable situation in the capital markets.

Despite an above-average rise in the depreciation and amortization of fixed assets (+11.5%), **administrative expenses** rose only by a moderate 1.6% overall, from EUR 1,203.2m to EUR 1,222.9m. As a further positive sign, in Austria a strong reduction was achieved compared to the equivalent period of the previous year: general administrative expenses decreased by almost 2%, other administrative expenses by nearly 9%.

There was a downward trend in the **number of employees** in the first half of 2003. The Group as a whole employed 36,529 staff (full-time equivalents) as at 30 June 2003, compared to 36,923 at 2002 year-end.

Personnel expenses increased by 4.1% to EUR 692.7m. Here again the number of employees decreased in Austria (down 2.3% from 15,654 to 15,296). The subsidiaries in Central Europe registered above-average growth due to quality improvements in the area of personnel and the related adjustments of salaries to the market level. The inclusion of Riječka banka impacted the figure from the second quarter of 2002.

A significant reduction compared to the previous year was achieved in the area of **other administrative expenses**, which were reduced by 6.6% to EUR 358.9m. Both Česká spořitelna (down 14.1%), and the domestic business (down 9%) registered a decrease.

Focus on Austria

"I am particularly pleased to see that the actions we have taken in the domestic business are beginning to produce results. Other administrative as well as personnel costs have been reduced during the first half year," said Treichl, "However, we have not yet exhausted all possibilities, and will continue to explore further areas for improvement."

As recently announced, the declared goal is to reduce personnel expenses in Austria by EUR 20m by 2005. More details on this initiative will be announced in the course of the third quarter. Erste Bank also expects to see improvements on the income side due to strengthened sales efforts in the next quarter.

Depreciation and amortization of fixed assets rose by 11.5%, from EUR 153.7m to EUR 171.3m. This was mainly due to the IT investments over the past eighteen months in connection with the synchronisation of the IT platform between Erste Bank and the savings banks and the implementation of a joint IT strategy in Central Europe. The bulk of the investments have now been finalised in Austria.

Total operating income (net interest income, net commission income, net trading result and income from insurance business) grew by 6.6% in the first half of 2003, from EUR 1,783m in H1 2002 to EUR 1,899.8m. As previously mentioned, administrative expenses rose only by a moderate 1.6%, to EUR 1,222.9m. During the same period, the **operating result** was EUR 676.9m, which is 16.7% above the previous year's figure (EUR 579.8m). The contribution of the Central European subsidiaries remains unchanged from 2002 at 40%.

The decrease in administrative expenses and increase in operating income in the first half of 2003 resulted in a **cost/income ratio** of 64.4%. This is a very clear improvement compared to the first quarter of 2003 (66.4%) and the full year 2002 (67.9%).

Credit risk provisions amounted to EUR 205.9m in the first half of 2003, 12.2% higher than the equivalent figure the previous year. However, as provisions were increased in the second half of 2002, no year-on-year increase is forecast for the full year 2003.

The domestic business continues to suffer from the generally poor economic climate. The subsidiaries in Central Europe, however, benefited not only from a more favourable economic situation, but also from the largely completed restructuring of the lending portfolio, the uniform risk management system now implemented for the whole Group and a very conservative lending policy in general.

The overall result from **other operating income** largely consists of write-downs and income from the sale of participations and securities not deemed to be part of the trading assets, provisions from the non lending business, goodwill amortisations and payments for deposit protection insurance in Central Europe. The result for the first half of 2003 was EUR –60.7m (previous year: EUR -54.3m), with this year's figure impacted in particular by substantial rises in goodwill amortisation (EUR 40.1m after 23.1m in the first half 2002). These were due, amongst other things, to an increase in the stakes in Česká spořitelna, Tiroler Sparkasse and Sparkassen Versicherung during the previous year as well as to the purchase of Riječka banka.

The EUR 410.3m **pre-tax profit** for the first half of 2003 was thus 20.0% up on the previous year (EUR 342.0m).

For the whole Group, **tax on income** is currently calculated at 29%, higher than in the previous year. This higher tax rate for 2003 can be explained by changes in taxation law, which led to positive extraordinary effects at the end of 2002, and the significant increase in non tax-deductable goodwill amortization.

Group net profit after tax and minority interests increased by an above-average 48.9%, from EUR 110.9m to EUR 165.1m. The successful CE subsidiaries accounted for 54% of Group net profit.

Return on equity (RoE) showed a strong rise to 13.1% (compared to 12.1% in the first quarter of 2003 and 12.7% for full year 2002) demonstrating Erste's effective use of the enlarged equity.

Outlook
"We are confident that no other retail bank is as well positioned as Erste Bank to benefit in the coming years from the enlargement of the European Union," announced Erste's board. We have enhanced our grip on costs and harnessed the strength of our Central European subsidiaries whilst improving our domestic operations. We feel confident in confirming our forecasts for FY 2003 for double digit growth in Group profit."

Our **goal for 2005** group net profit after tax and minority interests continues to be around EUR 500m. This is based on a return on equity of at least 15% and our targeted cost/income ratio of 60% to 62%.

Balance sheet developments

In EUR m	H1 2003	H1 2002	Change %
Loans and advances to credit institutions	18,146	15,492	17.1
Loans and advances to customers	65,358	64,435	1.4
Risk provisions for loans and advances	-3,004	-2,983	0.7
Securities and other financial investments	37,665	32,795	14.8
Other assets	10,988	11,483	-4.3
Total assets	**129,153**	**121,222**	**6.5**
Amounts owed to credit institutions	28,483	26,425	7.8
Amounts owed to customers	63,934	61,308	4.3
Debts evidenced by certificates and subordinated capital	18,909	17,577	7.6
Shareholders' equity	2,543	2,481	2.5
Other liabilities	15,284	13,431	13.8
Total liabilities and shareholders' equity	**129,153**	**121,222**	**6.5**

The consolidated total assets of the Erste Bank Group increased to EUR 129.2bn in the first half of 2003, 6.5% higher than at year-end 2002.

Loans and advances to customers increased by a moderate 1.4% compared to full year 2002, to EUR 65.4bn with particularly the foreign branches (mainly in Central Europe) registering a rise.
Securities and other financial investments grew by an above-average 14.8% to EUR 37.7bn in the first half of 2003. This was due to a substantial increase in debt instruments and other fixed-income securities in both security holdings and other current assets, as well as in financial assets.

On the liabilities side, **amounts owed to customers** rose by 4.3% to EUR 63.9bn, although savings deposits declined slightly (down 0.7%) to EUR 36.6bn. The increase in other client deposits was mainly attributable to the subsidiaries in Central Europe and the international business.

The refinancing base in respect of **debts evidenced by certificates** rose by an above-average 9.2% to EUR 15.5bn in the first half of 2003. Including subordinated liabilities, the increase was 7.6% to EUR 18.9bn. The bank increased the issuance policy due to the attractive market situation.

The Erste Bank Group's **total shareholder's equity** as defined under the Austrian Banking Act – which since 1 September 2002 also includes savings banks belonging to the cross-guarantee system - amounted to about EUR 7.2bn at 30 June 2003. This compares to a statutory minimum of EUR 5.1bn, giving a cover ratio of about 141%.

The **core capital** amounted to about EUR 3.9bn at end June, resulting in a core capital (tier 1) ratio of 6.6% (compared to 6.3% at 2002 year-end).

As at 30 June 2003, the equity capital ratio, as defined under the Austrian Banking Act, was about 11.5% (compared to 11.0% at 2002 year-end), thus once again well above the statutory minimum of 8.0%.

Wiener Städtische as insurance partner

In connection with its strategy of focusing on the core banking business, Erste Bank Group is successfully concentrating on the life insurance business in Central Europe. Non-life insurance in the individual countries is managed through cooperations with partners who fit in with the strategic concept of Erste Bank. After Croatia, Hungary and the Slovak Republic, a decision has now also been taken as to the future insurance partner in the Czech Republic. As in Austria, Croatia and Slovakia, it will be Wiener Städtische Versicherung who will handle the non-life insurance business for the Erste Bank subsidiary Česká spořitelna in the Czech Republic through its subsidiary Kooperativa pojišťovna, a.s. After streamlining its holdings in Austria in 2002 (notably Donau-Versicherung and s-Versicherung) with the sale of the Czech non-life insurance business to Kooperativa, Erste Bank has now successfully completed its final strategic positioning within the insurance business.

The contracts and approvals for the transaction in the Czech Republic are currently being prepared, and the transaction itself will be finalised in Q4, at which point the full details will be made public.[2]

Segment reporting

(Please note that from 2003, Erste bank introduced a new structure for its segmental reporting. The figures for the half-year 2002 have therefore been restated to reflect this. Full details for the changes can be found in the Erste bank's Q1 2003 results release available on the Erste bank website: www.erstebank.com.)

Compared with the first half of the preceding year, the equity allocated to the segments under IFRS was up by over 40% mainly due to Erste Bank's successful capital increase in July 2002. For this reason and due to a change of allocation in the savings bank segment in Q2, the ROE figures are not comparable with last year's figures.

Austria

Savings Banks

In the **Savings Banks** segment, net interest income was up slightly due to a volume increase, despite the fall in interest rates compared with the prior year.

At EUR 92.0m in the first half of 2003, risk provisions were higher than in the first half 2002, while administrative expenses increased by 4.3% to EUR 405.6m. However, the comparison of risk provisions and administrative expenses is of limited validity due to the first-time consolidation of the savings banks in the cross-guarantee system last year. Compared with the overall 2002 full-year results, risk provisioning is in line with the year-earlier figures and the administrative expenses in the first half of 2003 are slightly above (2.2%) the prior year figures.

The increase in commission income by 13% to EUR 152.4m was achieved mainly in the payment services, securities and lending business. The positive valuation of the available for sale portfolio under other operating income also contributes to the improvement in the pre-tax result.

---

[2] Wiener Städtische is one of the leading Austrian insurance groups in the Central Europe. It is number two among international insurance groups in these countries. Outside Austria, it is present in twelve countries and services some 10 million customers.

Retail

This segment covers retail and commercial business in Austria, the majority-owned savings banks and the subsidiaries largely allocated to retail operations (S-Bausparkasse, Sparinvest, EBV-Leasing).

The increases in the consolidated profit by 30% to EUR 8.5m and in the pre-tax result by 46% to EUR 21.5m are due to the buoyant performance of the insurance business and an improvement in other operating income.
Risk provisioning is slightly above the figures for the first half of 2002 due to a more conservative assessment policy. Net interest income was impacted by higher refinancing costs for the purchase of s-Versicherung as well as a slight decrease in volume. Commission income rose slightly to EUR 134.2m and administrative expenses were down on the first half of 2002 (-0.5% to EUR 328.4m).

Large Corporate Clients

In addition to the large corporate clients business of Erste Bank AG, this segment covers the leasing subsidiary Immorent. While net interest income was up sharply on account of margin improvements (+18.5% to EUR 75.6m), commission income fell to EUR 22.3m against the very good result in the first half of 2002. It should also be noted that costs were significantly down in this segment. While risk provisions were above the level of the first half of 2002 because of more conservative assessments, they are nonetheless in line with the overall level for the preceding year.

Trading and Investment Banking

Apart from the relevant business areas in Vienna, Trading and Investment Banking includes the treasury functions of the offices in New York and Hong Kong.
This segment's consolidated profit was up strongly to EUR 43.9m compared with EUR 20.1m in 2002; this increase was due to a very buoyant trading result (EUR 58.3m after EUR 34.5m), and a sharp rise in commission income from the sale of structured products as well as reduced costs.

Central Europe

Česká spořitelna

The fall in net interest income (EUR 230.1m after EUR 247.6m) at Česká spořitelna was due to higher funding costs (buy-out of minorities at mid-year 2002), a weaker Czech Crown compared with first-half 2002 and the sharp decline in interest rates. This fall could only be partly offset by the 12% increase in commission income. The increased goodwill depreciation and a trading result that was below the very good preceding year contributed to the drop in the pre-tax result.

In the group net profit (EUR 58.2m after EUR 44.3m), the increase in Erste Bank's holding in Česká spořitelna, resulting in lower minority interests, considerably improved the result.

Slovenská sporiteľňa

The main part of the improvement in group net profit of Slovenská sporiteľňa from EUR 6.3m to EUR 15.0m relates to the significant improvement in net interest income (EUR 122.2m after EUR 76.6m), which was due to increases in volume and a strong at-equity result from the building society (PSS). The decline in other operating income is mainly due to the provisions outside the lending business and exceptional software depreciation. The cost/income ratio fell from 61.3% to 48.3%.

Erste Bank Hungary

At Erste Bank Hungary too, net interest income was up significantly, from EUR 18.5m to EUR 28.6m, due to a sharp rise in business volume (client loans +39%). When comparing these figures, one should note that EBH now also contains the merged investment bank. Particularly welcome was the doubling in commission income compared to H1 2002 to EUR 13.0m. This was due to higher revenue in payment services and volume growth in the lending business. The increase in administrative expenses was chiefly due to the expansion of the branch network.

Erste Bank Croatia

The acquisition of Riječka banka in the second quarter of 2002 was the reason for the increase in group net profit in this segment.

International

Apart from the relevant business area in Vienna, the International segment covers the commercial activities of the overseas offices in London, New York and Hong Kong. An improvement in Net interest income was achieved despite a decreasing business volume. Combined with significantly reduced general administrative expenses this resulted in an increase in group net profit by 23% to EUR 35.9m.

Corporate Centre

The Corporate Centre segment covers among others the costs of the group's overall management, all units not directly allocated to the individual segments (e.g. auxiliary units, Spardat, internet subsidiary ecetra) and general consolidation items. An improved allocation of cost and income components has resulted in differences between the first half of 2003 and the comparative period of 2002, making a comparison of the individual positions less consistent. The comparable pre-tax profit and net group profit remain at last year's level.

Detailed Financial statements are attached.

Please direct any enquiries to:
Erste Bank, Investor Relations Department
Graben 21, 1010 Vienna, Austria; Telefax: 0043 (0)5 0100 - 13112
Gabriele Werzer, Phone: 0043 (0)5 0100 - 11286, e-mail: gabriele.werzer@erstebank.at
Thomas Schmee, Phone: 0043 (0)5 0100 - 17326, e-mail: thomas.schmee@erstebank.at

You can also find this text on our homepage at:
http://www.erstebank.com (→ investor relations → download centre → investor relations news)

I. Balance Sheet According to IFRS

in EUR m

Assets		**30/06/03**	**31/12/02**	**+/- %**
1.	Cash and balances with central bank	2,721	3,181	(14.5)
2.	Loans and advances to credit institutions	18,146	15,492	17.1
3.	Loans and advances to customers	65,358	64,435	1.4
4.	Risk provisions for loans and advances	(3,004)	(2,983)	0.7
5.	Trading assets	4,298	3,487	23.3
6.	Investments available for sale	8,280	6,736	22.9
7.	Financial investments	25,087	22,572	11.1
8.	Intangible assets	1,585	1,596	(0.7)
9.	Tangible assets	1,843	1,866	(1.2)
10.	Other assets	4,839	4,840	0.0
	Total assets	**129,153**	**121,222**	**6.5**

Liabilities and shareholders' equity		**30/06/03**	**31/12/02**	**+/- %**
1.	Amounts owed to credit institutions	28,483	26,425	7.8
2.	Amounts owed to customers	63,934	61,308	4.3
3.	Debts evidenced by certificates	15,492	14,191	9.2
4.	Provisions	5,872	5,488	7.0
5.	Other liabilities	6,381	5,220	22.2
6.	Subordinated capital	3,417	3,386	0.9
7.	Minority interests	3,031	2,723	11.3
8.	Shareholders' equity	2,543	2,481	2.5
	Total liabilities and shareholders' equity	**129,153**	**121,222**	**6.5**

II. Income Statement According to IFRS

	in EUR m	**1.1.-30.06.03**	**1.1.-30.06.02**	**+/- %**
I.	**Net interest income**	**1,290.1**	**1,219.2**	**5.8**
	Risk provisions for loans and advances	(205.9)	(183.5)	12.2
	Net commission income	481.9	469.5	2.6
	Net trading result	114.6	89.6	27.9
	General administrative expenses	(1,222.9)	(1,203.2)	1.6
	Result from insurance business	13.2	4.7	>100.0
	Other operating result	(60.7)	(54.3)	(11.8)
	Extraordinary result	0.0	0.0	--
II.	**Pre-tax profit for the period**	**410.3**	**342.0**	**20.0**
	Taxes on income	(119.1)	(78.3)	52.1
III.	***Profit for the period***	**291.2**	**263.7**	**10.4**
	Minority interests	(126.1)	(152.8)	(17.5)
IV.	**Net profit after minority interests**	**165.1**	**110.9**	**48.9**

III. Erste Bank Group HY 2003 - Divisional Reporting (Overview)

	Austria		Central Europe		International Business		Corporate Centre	
in EUR m	HY 2003	HY 2002	HY 2003	HY 2002	HY 2003	HY 2002	HY 2003	HY 2002
Net interest income	801.2	789.5	416.1	365.2	73.0	68.9	(0.3)	(4.4)
Risk provisions for loan and adv.	(184.8)	(164.4)	(3.6)	0.5	(17.3)	(19.4)	(0.1)	(0.2)
Net commission income	327.9	314.7	161.5	135.0	9.8	9.8	(17.3)	10.1
Net trading result	83.3	51.8	29.0	41.8	0.0	0.5	2.4	(4.4)
General administrative expenses	(824.7)	(815.1)	(371.6)	(333.5)	(17.0)	(21.8)	(9.6)	(32.9)
Income from insurance business	9.5	3.0	3.7	1.7	0.0	0.0	0.0	0.0
Other operating result	17.7	(20.7)	(74.8)	(33.7)	(2.1)	(0.9)	(1.5)	1.1
Pre-tax profit	**230.1**	**158.8**	**160.2**	**177.0**	**46.5**	**37.0**	**(26.5)**	**(30.8)**
Taxes on income	(69.1)	(37.1)	(46.1)	(43.5)	(10.6)	(7.9)	6.6	10.2
Minority interest	(87.8)	(68.9)	(24.7)	(74.2)	0.0	0.0	(13.5)	(9.8)
Net profit after minority interests	**73.2**	**52.9**	**89.5**	**59.2**	**35.9**	**29.1**	**(33.5)**	**(30.4)**
Average risk-weighted assets	44,254.3	44,750.0	9,378.6	8,476.0	5,811.0	6,295.7	217.6	991.8
Average attributed equity	1,569.1	947.2	576.0	450.3	357.0	280.3	13.4	35.9
Cost/Income Ratio	**67.5%**	**70.3%**	**60.9%**	**61.3%**	**20.5%**	**27.5%**	**n.a.**	**n.a.**
ROE based on net profit	**9.3%**	**11.2%**	**31.1%**	**26.3%**	**20.1%**	**20.8%**	**n.a.**	**n.a.**
Thereof funding costs	(36.7)	(31.3)	(22.4)	(16.9)	0.0	0.0	(12.2)	(13.1)
Thereof goodwill	(9.1)	(6.5)	(26.8)	(14.0)	0.0	0.0	(4.1)	(2.6)

TOTAL		
	Erste Bank Group	
In EUR m	HY 2003	HY 2002
Net interest income	1,290.1	1,219.2
Risk provisions for loan and adv.	(205.9)	(183.5)
Net commission income	481.9	469.5
Net trading result	114.6	89.6
General administrative expenses	(1,222.9)	(1,203.2)
Income from insurance business	13.2	4.7
Other operating result	(60.7)	(54.3)
Pre-tax profit	**410.3**	**342.0**
Taxes on income	(119.1)	(78.3)
Minority interest	(126.1)	(152.8)
Net profit after minority interests	**165.1**	**110.9**
Average risk-weighted assets	59,661.5	60,513.5
Average attributed equity	2,515.5	1,713.7
Cost/Income Ratio	**64.4%**	**67.5%**
ROE based on net profit	**13.1%**	**12.9%**
Thereof funding costs	(71.3)	(61.2)
Thereof goodwill	(40.0)	(23.1)

IV. Erste Bank Group HY 2003 - Divisional Reporting (Details)

AUSTRIA								
	Savings Banks		Retail and Real Estate		Large Corporate Customers		Trading und Investment Banking	
in EUR m	HY 2003	HY 2002	HY 2003	HY 2002	HY 2003	HY 2002	HY 2003	HY 2002
Net interest income	423.3	419.4	259.3	266.0	75.6	63.8	43.0	40.2
Risk provisions for loan and adv.	(92.0)	(84.6)	(66.3)	(61.4)	(26.6)	(18.5)	0.1	0.0
Net commission income	152.4	134.9	134.2	133.9	22.3	34.4	18.9	11.5
Net trading result	15.2	9.3	8.9	6.5	0.9	1.6	58.3	34.5
General administrative expenses	(405.6)	(388.7)	(328.4)	(330.0)	(38.5)	(42.2)	(52.2)	(54.2)
Income from insurance business	0.0	0.0	9.5	3.0	0.0	0.0	0.0	0.0
Other operating result	20.6	(9.5)	4.3	(3.3)	(1.9)	(0.3)	(5.3)	(7.7)
Pre-tax profit	**113.9**	**80.9**	**21.5**	**14.7**	**31.8**	**38.8**	**62.8**	**24.3**
Taxes on income	(32.5)	(15.9)	(7.9)	(8.5)	(9.4)	(7.9)	(19.2)	(4.8)
Minority interest	(78.0)	(63.8)	(5.2)	0.3	(4.9)	(6.0)	0.3	0.6
Net profit after minority interests	**3.4**	**1.2**	**8.5**	**6.5**	**17.5**	**25.0**	**43.9**	**20.1**
Average risk-weighted assets	22,208.4	21,322.0	12,177.6	12,337.0	6,451.4	7,013.1	3,416.9	4,077.9
Average attributed equity	215.1	0.0	748.3	511.9	397.6	272.7	208.0	162.6
Cost/Income Ratio	**68.6%**	**69.0%**	**79.7%**	**80.6%**	**38.9%**	**42.3%**	**43.4%**	**62.9%**
ROE based on net profit	**3.2%**	**n.a.**	**2.3%**	**2.6%**	**8.8%**	**18.3%**	**42.2%**	**24.8%**
Thereof funding costs	(7.3)	(6.5)	(20.1)	(15.2)	(8.0)	(7.8)	(1.3)	(1.8)
Thereof goodwill	(2.8)	(2.6)	(6.3)	(3.9)	0.0	0.0	0.0	0.0

CENTRAL EUROPE								
	Česká spořitelna		Slovenská sporiteľňa		Erste Bank Hungary		Erste & Steiermärkische & Riječka banka	
in EUR m	HY 2003	HY 2002	HY 2003	HY 2002	HY 2003	HY 2002	HY 2003	HY 2002
Net interest income	230.1	247.6	122.2	76.6	28.6	18.5	35.2	22.5
Risk provisions for loan and adv.	4.3	11.1	(1.6)	(4.6)	(4.5)	(3.1)	(1.9)	(2.9)
Net commission income	119.1	106.4	23.7	19.1	13.0	6.8	5.7	2.7
Net trading result	16.0	28.3	4.9	3.8	3.5	3.0	4.6	6.6
General administrative expenses	(237.4)	(231.6)	(72.8)	(61.0)	(33.8)	(25.2)	(27.6)	(15.7)
Income from insurance business	3.7	1.7	0.0	0.0	0.0	0.0	0.0	0.0
Other operating result	(28.1)	(21.7)	(46.9)	(11.5)	(0.7)	(0.6)	0.9	0.1
Pre-tax profit	**107.8**	**141.9**	**29.4**	**22.4**	**6.1**	**(0.6)**	**17.0**	**13.3**
Taxes on income	(40.5)	(33.8)	(3.1)	(8.7)	(1.3)	(0.2)	(1.2)	(0.8)
Minority interest	(9.1)	(63.9)	(11.3)	(7.3)	0.2	0.2	(4.5)	(3.2)
Net profit after minority interests	**58.2**	**44.3**	**15.0**	**6.3**	**5.0**	**(0.6)**	**11.3**	**9.2**
Average risk-weighted assets	6,039.6	5,675.7	1,224.3	900.1	723.2	597.7	1,391.5	1,302.5
Average attributed equity	370.9	320.1	75.2	44.5	44.4	27.0	85.5	58.7
Cost/Income Ratio	**64.3%**	**60.3%**	**48.3%**	**61.3%**	**74.9%**	**89.0%**	**60.6%**	**49.4%**
ROE based on net profit	**31.4%**	**27.6%**	**39.8%**	**28.5%**	**22.4%**	**(4.4%)**	**26.5%**	**31.5%**
Thereof funding costs	(13.9)	(10.2)	(3.2)	(3.5)	(1.6)	(1.6)	(3.7)	(1.6)
Thereof goodwill	(19.8)	(7.4)	(6.0)	(6.0)	0.0	0.0	(1.1)	(0.6)